UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-35016

TROOPS, Inc.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed on November 16, 2020, TROOPS, Inc., previously SGOCO Group, Ltd., (the “Company”) signed a letter of intent dated November 11, 2020 (the “Letter of Intent”), to acquire all of the issued share capital of TROOPS InsurTech, Inc. (“TROOPS InsurTech”), a company incorporated in the British Virgin Islands which provides innovative solutions to the insurance industry by leveraging artificial intelligence, big data and blockchain technology, machine learning and SaaS. Through both online (mobile application and web-based) and offline platforms, TROOPS InsurTech seeks to provide (i) customized SaaS and workplace solutions to insurance brokers, (ii) blockchain alliance and data analytics services for insurance product design, clients' needs assessment, market analysis and risk management, (iii) insurance professionals training, recruitment and matching, and (iv) insurance policy management and service matching solutions to agents and clients to enhance customer experience. On November 13, 2020, a refundable deposit of $5.0 million (the “Deposit”) was paid to the owner of the shares in TROOPS InsurTech.

On August 2, 2023 a termination notice of letter of intent was entered into between the Company and the owner of the shares in TROOPS InsurTech and the Letter of Intent was terminated, due to the Company not being satisfied with the results of its legal and financial due diligence with respect to TROOPS InsurTech. On August 9, 2023, the Deposit was fully refunded to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: August 10, 2023	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer